

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

      Re: Jaguar Health, Inc.
          Registration Statement of Form S-1
          Filed May 10, 2019
          File No. 333-231399

Dear Ms. Conte:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Healthcare & Insurance

cc: Michael Lee, Esq.